UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Cartesian Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

816212104

(CUSIP Number)

William R. Kolb

Daniel S. Clevenger

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons Murat Kalayoglu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,538,386
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,538,386
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,538,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 816212104	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons Seven One Eight Three Four Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,036,887
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,036,887
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212104	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons Elizabeth Hoge
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,036,887
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,036,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 816212104	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons Sinan Kalayoglu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,036,887
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,036,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 816212104	Page 6 of 10 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, par value $0.0001 (the “Common Stock”), of Cartesian Therapeutics, Inc., a Delaware corporation (the “Issuer”), filed by Murat Kalayoglu, Seven One Eight Three Four Irrevocable Trust (the “Trust”), Elizabeth Hoge and Sinan Kalayoglu (collectively, the “Reporting Persons”) on November 22, 2023 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D is hereby amended and restated in full as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the right to receive an aggregate 118,714 shares of Common Stock and 203,892.376 shares of Series A Non-Voting Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A Preferred Stock”) pursuant to the Merger described in Item 4 below.

The Reporting Persons acquired an aggregate 619.627 shares of Series A Preferred Stock pursuant to the Financing described in Item 4 below for an aggregate purchase price of $249,999.98. The funds used by the Trust to purchase shares in the Financing consisted of personal funds transferred to the Trust by Murat Kalayoglu.

On January 2, 2024, Murat Kalayoglu acquired an option to purchase up to 7,600 shares of Common Stock at an exercise price of $19.656 per share in consideration of his service on the Issuer’s board of directors.

The information set forth under Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

2.	Item 4 of the Schedule 13D is hereby amended by inserting the following at the end of such section:

Amendment to Certificate of Designation

On March 26, 2024, the Company, with the consent of the holders of Series A Preferred Stock required thereby, amended the Certificate of Designation (such amendment, the “Amendment to the Certificate of Designation”) such that the Automatic Conversion (as defined in the Certificate of Designation) will occur at 5:00 p.m. eight business days following stockholder approval of the Conversion Proposal.

Reverse Stock Split

On April 4, 2024, the Company effected a reverse stock split of the Common Stock at a ratio of 1-for-30, whereby every 30 shares of Common Stock outstanding were combined, automatically and without any action on the part of the Company or its stockholders, into one new share of Common Stock. Proportionate adjustments were made to the conversion ratio of the Series A Preferred Stock in accordance with the Certificate of Designations. All share amounts in this Amendment No. 1 are presented on a split-adjusted basis.

CUSIP No. 816212104	Page 7 of 10 Pages

Conversion of Series A Preferred Stock

Pursuant to the terms of the Certificate of Designation, as amended by the Amendment to the Certificate of Designation, on April 8, 2024, following stockholder approval of the issuance of shares of Common Stock upon conversion of the Series A Preferred Stock, each share of Series A Preferred Stock automatically converted into 33-1/3 shares of Common Stock, subject to beneficial ownership limitations.

3.	Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 17,779,787 shares of Common Stock issued and outstanding as of April 8, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2024. All of the share numbers reported herein are as of April 10, 2024, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D is incorporated by reference into this Item 5(a, b).

In aggregate, the Reporting Persons have voting and dispositive power over 3,538,386 shares of Common Stock, representing approximately 19.9% of such class of securities. The securities reported herein exclude (a) 3,398,448 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by the Trust, but which would exceed the Conversion Limit, (b) 6,545 shares of Common Stock underlying stock options held by Murat Kalayoglu that are not exercisable within 60 days of the date hereof and (c) 5,933 shares of Common Stock underlying restricted stock units held by Murat Kalayoglu that will vest more than 60 days after the date hereof.

The beneficial ownership of each Reporting Person is as follows:

(i)	Murat Kalayoglu beneficially owns 3,538,386 shares of Common Stock representing approximately 19.9% of the class;

(ii)	the Trust beneficially owns 3,036,887 shares of Common Stock representing approximately 17.1% of the class;

(iii)	Elizabeth Hoge beneficially owns 3,036,887 shares of Common Stock representing approximately 17.1% of the class; and

(iv)	Sinan Kalayoglu beneficially owns 3,036,887 shares of Common Stock representing approximately 17.1% of the class.

Pursuant to a right of substitution, Murat Kalayoglu has the right to acquire from the Trust the shares of Common Stock and Series A Preferred Stock held by the Trust in exchange for assets with an equal value to such shares. Accordingly, the shares of Common Stock beneficially owned by the Trust are included in his holdings. Murat Kalayoglu has the sole power to vote and dispose of the shares of Common Stock

CUSIP No. 816212104	Page 8 of 10 Pages

beneficially owned by him (as described above). The Trust has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it (as described above). Each of Elizabeth Hoge and Sinan Kalayoglu has the shared power to vote and dispose of the shares of Common Stock beneficially owned by such person (as described above).

(c) No Reporting Person effected any transaction in the Common Stock from February 10, 2024 (the date 60 days prior to the filing of this Schedule 13D) to April 10, 2024.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

4.	Item 7 of the Schedule 13D is hereby amended and restated in full as follows:

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Murat Kalayoglu, Seven One Eight Three Four Irrevocable Trust, Elizabeth Hoge and Sinan Kalayoglu dated November 22, 2023 (incorporated by reference to Exhibit 1 of the Reporting Persons’ Schedule 13D filed with the SEC on November 22, 2023).

Exhibit 2	Confirming Statement of Seven One Eight Three Four Irrevocable Trust dated November 22, 2023(incorporated by reference to Exhibit 2 of the Reporting Persons’ Schedule 13D filed with the SEC on November 22, 2023).

Exhibit 3	Confirming Statement of Elizabeth Hoge dated November 22, 2023 (incorporated by reference to Exhibit 3 of the Reporting Persons’ Schedule 13D filed with the SEC on November 22, 2023).

Exhibit 4	Confirming Statement of Sinan Kalayoglu dated November 22, 2023 (incorporated by reference to Exhibit 4 of the Reporting Persons’ Schedule 13D filed with the SEC on November 22, 2023).

Exhibit 5	Agreement and Plan of Merger, dated November 13, 2023, by and among Selecta Biosciences, Inc. Sakura Merger Sub I, Inc., Sakura Merger Sub II, LLC and Cartesian Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

Exhibit 6	Certificate of Designation of Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

CUSIP No. 816212104	Page 9 of 10 Pages

Exhibit 7	Securities Purchase Agreement, dated November 13, 2023, by and among Selecta Biosciences, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

Exhibit 8	Registration Rights Agreement, dated November 13, 2023, by and among Selecta Biosciences, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023)

[signature page follows]

CUSIP No. 816212104	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 10, 2024

/s/ Murat Kalayoglu
Murat Kalayoglu

SEVEN ONE EIGHT THREE FOUR IRREVOCABLE TRUST

By:	/s/ Murat Kalayoglu
Murat Kalayoglu, Authorized Person

ELIZABETH HOGE

By:	/s/ Murat Kalayoglu
Murat Kalayoglu, Authorized Person

SINAN KALAYOGLU

By:	/s/ Murat Kalayoglu
Murat Kalayoglu, Authorized Person